Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-277150
August 27, 2024

REALTY INCOME CORPORATION

PRICING TERM SHEET

5.000% Notes due 2029

5.250% Notes due 2041

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated August 27, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 16, 2024 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Securities:	5.000% Notes due 2029 (the “2029 notes”)
5.250% Notes due 2041 (the “2041 notes”)

The 2029 notes and the 2041 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Trade Date:	August 27, 2024

Expected Settlement Date:	September 4, 2024

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Offering Format:	SEC registered

Net Proceeds:	Approximately £679.2 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facility), foreign currency swaps or other hedging instruments, the development, redevelopment and acquisition of additional properties and other acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facility or other indebtedness, see “Underwriting (Conflicts of Interest) — Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	2029 notes: £350,000,000
2041 notes: £350,000,000

Denominations:	2029 notes: £100,000 and integral multiples of £1,000 in excess thereof
2041 notes: £100,000 and integral multiples of £1,000 in excess thereof

Maturity Date:	2029 notes: October 15, 2029
2041 notes: September 4, 2041

Day Count Convention:	2029 notes: ACTUAL/ACTUAL (ICMA)
2041 notes: ACTUAL/ACTUAL (ICMA)

Interest Rate:	2029 notes: 5.000% per annum, accruing from September 4, 2024
2041 notes: 5.250% per annum, accruing from September 4, 2024

Interest Payment Dates:	2029 notes: Annually on October 15, commencing October 15, 2024
2041 notes: Annually on September 4, commencing September 4, 2025

Price to Public:	2029 notes: 99.139%, plus accrued interest, if any
2041 notes: 96.211%, plus accrued interest, if any

Benchmark Security:	2029 notes: UKT 0.875% due October 22, 2029
2041 notes: UKT 1.250% due October 22, 2041

Benchmark Security Price/Yield:	2029 notes: 86.721 / 3.733%
2041 notes: 63.032 / 4.325%

Spread to Benchmark Security:	2029 notes: +140 basis points
2041 notes: +120 basis points

Semi-Annual Yield:	2029 notes: 5.133%
2041 notes: 5.525%

Annual Yield:	2029 notes: 5.199%
2041 notes: 5.601%

Optional Redemption:	Prior to August 15, 2029 (the “2029 Notes Par Call Date”), the 2029 notes will be redeemable and, prior to June 4, 2041 (the “2041 Notes Par Call Date”), the 2041 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of:

(a)	100% of the principal amount of the notes of the applicable series to be redeemed, and

(b)	the sum of the present values of the remaining scheduled payments of principal of and interest on the notes of such series to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes of such series matured and that accrued and unpaid interest on the notes of such series was payable on the 2029 Notes Par Call Date, in the case of the 2029 notes, or the 2041 Notes Par Call Date, in the case of the 2041 notes, discounted to such redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 25 basis points, in the case of the 2029 notes, or 20 basis points, in the case of the 2041 notes, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes of the applicable series being redeemed to such redemption date.

On and after the 2029 Notes Par Call Date, the 2029 notes will be redeemable and, on and after the 2041 Notes Par Call Date, the 2041 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes of the applicable series to be redeemed, plus accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

Tax Redemption:	The notes of each series will be redeemable, in whole but not in part, at the option of the Company in the event of certain changes in United States taxation at a redemption price equal to 100% of the principal amount of the notes of such series, plus accrued and unpaid interest on the notes of such series to the applicable redemption date. See "Description of Notes—Redemption for Changes in Taxes" in the Preliminary Prospectus Supplement for further terms and provisions applicable to redemption of the notes under these circumstances.

CUSIP:	2029 notes: 756109 CR3
2041 notes: 756109 CS1

ISIN:	2029 notes: XS2892950622
2041 notes: XS2892952917

Common Code:	2029 notes: 289295062
2041 notes: 289295291

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange. No application will be made by the Company for the notes to be listed, quoted and/or admitted to trading on or by any stock exchange or other competent authority in the European Economic Area.

Underwriters

Joint Book-Running Managers:	Barclays Bank PLC
BNP Paribas
Merrill Lynch International
Goldman Sachs & Co. LLC
Wells Fargo Securities International Limited
Citigroup Global Markets Limited
J.P. Morgan Securities plc
Mizuho International plc
RBC Europe Limited
The Bank of Nova Scotia, London Branch
The Toronto-Dominion Bank

Co-Lead Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
PNC Capital Markets LLC
Regions Securities LLC
Banco Santander, S.A.
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Huntington Securities, Inc.
Morgan Stanley & Co. International plc
Truist Securities, Inc.

Co-Managers:	Bank of Montreal, London Branch
Citizens JMP Securities, LLC
UBS AG London Branch
Moelis & Company LLC
Comerica Securities, Inc.
Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.
R. Seelaus & Co., LLC

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $4.25 billion revolving credit facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member, an indirect, wholly owned subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $4.25 billion revolving credit facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Barclays Bank PLC by telephone at 1-888-603-5847, BNP Paribas by telephone at 1-800-854-5674, Merrill Lynch International by telephone at 1-800-294-1322, Goldman Sachs & Co. LLC by telephone at 1-866-471-2526 or Wells Fargo Securities International Limited by telephone at +44 20 3942 8530.

UK MiFIR – professionals / ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA or UK.

The communication of this free writing prospectus, the Preliminary Prospectus, the Prospectus and any other documents or materials relating to the issue of the notes is not being made, and has not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, this free writing prospectus, the Preliminary Prospectus, the Prospectus and any other documents or materials relating to the issue of the notes are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This free writing prospectus, the Preliminary Prospectus, the Prospectus and any other documents or materials relating to the issue of the notes are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom they may otherwise lawfully be distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This free writing prospectus, the Preliminary Prospectus, the Prospectus and any other documents or materials relating to the issue of the notes are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this free writing prospectus, the Preliminary Prospectus, the Prospectus and any other documents or materials relating to the issue of the notes relates will be engaged in only with relevant persons. Any person that is not a relevant person should not act or rely on this free writing prospectus, the Preliminary Prospectus, the Prospectus or any other documents or materials relating to the issue of the notes described herein or any of their contents.